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Exhibit 99.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2002 of Elron Electronic Industries Ltd. (the "Company") as filed with the U.S. Securities and Exchange Commission (the "Commission") on the date hereof (the "Report") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Doron Birger, President and Chief Executive Officer of the Company, certify that, to the best of my knowledge:

o the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

o the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

/s/ Doron Birger
--------------------------------------------
Name:  Doron Birger
Title: President and Chief Executive Officer
(Principal Executive Officer)

* A signed original of this written statement required by Section 906 has been provided to Elron Electronic Industries Ltd. and will be retained by Elron Electronic Industries Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.